Exhibit 99.1

Subsea 7 S.A. Announces First Quarter 2011 Results

Luxembourg – May 11, 2011 – Subsea 7 S.A. (formerly Acergy S.A.) (the “Group”) (Oslo Børs: SUBC) announced today results for the first quarter 2011 which ended on March 31, 2011. The combination between Acergy S.A. and Subsea 7 Inc. completed on January 7, 2011. Upon completion, Acergy S.A. was renamed Subsea 7 S.A. As a result of the combination and the change in fiscal year these first quarter results incorporate the four-month period (the “Period”) from December 1, 2010 to March 31, 2011 for Subsea 7 S.A. and the results of Subsea 7 Inc. following the date of combination. Unless otherwise stated the comparative period is the three months ended February 28, 2010 for Acergy S.A.

	Subsea 7 S.A.
In $ millions, except Adjusted EBITDA margin %	Period Ended Mar.31.11 Unaudited	Three Months Ended Feb.28.10 Unaudited	For information Three Months Ended Mar.31.11 Unaudited
Continuing operations:
Revenue	1,292	576	1,076
Adjusted EBITDA[1]	190	135	165
Adjusted EBITDA margin %[1]	14.7%	23.5%	15.3%
Net operating income	94	101	81
Net income	45	53	37
Backlog	6,668	2,469	6,668
Cash and cash equivalents	890	667	890
Net assets	5,504	1,084	5,504
Earnings per share – in $ per share (Diluted)
Continuing operations	$0.14	$0.23	$0.10
Total operations	$0.14	$0.26	$0.10
Weighted average number of common shares and common share equivalents outstanding	300.9m	184.4m	328.1m

First Quarter 2011:

•	On January 7, 2011 the combination between Acergy S.A. and Subsea 7 Inc. completed.

•	Merger integration progressing on track.

•	Good operational performance across the enlarged Group’s project portfolio.

•	Lower margins due to low project activity in Asia Pacific, short-term margin pressure in the North Sea and lower vessel utilisation.

•	Cash generation from operations and continued investment in vessels resulted in cash and cash equivalents of $890 million as at March 31, 2011.

•	Strong order intake resulting in backlog as at March 31, 2011 of $6.7 billion.

•	Contracts exceeding $1.5 billion announced post quarter end, including the $1 billion Guará Lula NE Project, offshore Brazil.

Jean Cahuzac, Chief Executive Officer, said:

“We see activity levels rising in the coming quarters and the Adjusted EBITDA margin improving over the remainder of the financial year. Merger integration remains on track and I am confident with our progress toward the targeted synergies.

I am very pleased with our strong order intake. We remain focused on project execution, which together with our fleet portfolio, engineering and project management capabilities positions us very well to take advantage of the opportunities we see in this improving market.”

[1]	For explanations and reconciliation of Adjusted EBITDA and Adjusted EBITDA margin, please refer to Note 6 to the Condensed Consolidated Financial Statements.

Outlook:

The continued robust oil price and high levels of tendering activities around the world underpins strong order book momentum.

In the North Sea, we are seeing record levels of tendering and increasing activity with signs of an improving pricing environment. We are well placed to benefit from the opportunities availed by our recent vessel optimisation activities.

In West Africa, we continue to expect a number of major Conventional and SURF contracts to come to market award in 2011 and early 2012, in spite of delays in Nigeria following recent elections.

With the first post Macondo drilling permits in the Gulf of Mexico awarded, activity levels are expected to increase although visibility regarding the timing of such improvements remains limited.

Following recent pre-salt awards, we see more opportunities ahead in Brazil. Our long-established track-record, local capabilities and expertise means we are well placed to capture a number of these opportunities.

In Asia Pacific, we were pleased to announce our first contract award in India. We expect the gas-driven SURF market in Australia to increase significantly in the coming years, with a number of contracts coming to award in 2011 and 2012.

Overall, we are comfortable with the outlook for the current financial year. In a growing market and with the benefits of the combination, we look forward with confidence to capturing further opportunities.

CONFERENCE CALL DETAILS

Conference Call Information		Replay Facility Details

Lines will open 30 minutes prior to conference call.		A replay facility will be available for the following period:

Date: Wednesday May 11, 2011		Date: Wednesday May 11, 2011
Time: 12.00 noon UK Time		Time: 2.00pm UK Time

Conference Dial In Numbers:		Date: Tuesday May 24, 2011
UK	0800 694 0257	Time: 2.00pm UK Time
USA	1 866 966 9439
France	0805 632 056	Conference Replay Dial In Number:
Norway	8001 9414
Germany	0800 101 4960	International Dial In: +44 (0) 1452 550 000

International Dial In: +44 (0) 1452 555 566		Passcode:	63618548#

Passcode:	63618548

Alternatively, a live webcast and a playback facility will be available on our website www.subsea7.com

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.

We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:

Karen Menzel

Subsea 7 S.A.

+44 (0)20 8210 5568

karen.menzel@subsea7.com

www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the contract awards and the scope and location of our work thereunder, statements as to the date of commencement and completion of operations of contracts, expectations as to the Group’s performance in 2011, expectations as to the Group’s approach to costs, risk, pricing, execution and position and direction of the market in 2011, including statements as to expected Adjusted EBITDA margins for full year 2011, activity levels and order momentum, statements contained in the “Outlook for Subsea 7 S.A.” section, including the anticipated activity levels in the Conventional market in West Africa, the anticipation that SURF contracts in Australia and West Africa will come to market and the timing of the offshore installation phase of such projects, the expected pricing environment in the North Sea and activity levels in the Gulf of Mexico, the Company’s ability to benefit from the improving market and the Company’s ability to capture growth opportunities, anticipated opportunities and client plans in Brazil, statements as to when operations are expected to resume at the Ubu spoolbase, statements as to the expected accounting treatment for the Sonamet investment, statements as to the expected date of operational delivery of Seven Borealis, statements as to the date Seven Havila is expected to commence work, expectations regarding our backlog, the progress of the integration of Subsea 7 S.A. and Subsea 7 Inc., statements as to the Group’s intention to deregister under the US Securities Exchange Act of 1934, and statements regarding the progress on the process of fair valuing the assets and liabilities of Subsea 7 Inc., the purchase price allocation and provisional goodwill. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Subsea 7 S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SUBSEA 7 S.A.

Financial Review

The results for the first quarter 2011 reflect the four-month period from December 1, 2010 to March 31, 2011 for Subsea 7 S.A. and the results of Subsea 7 Inc. following the date of combination. The comparative unless otherwise stated is the three months to February 28, 2010 for Acergy S.A.

First Quarter 2011

Revenue from continuing operations for the first quarter was $1,292 million primarily reflecting additional activity resulting from the combination and good activity levels in West Africa, partially offset by lower activity levels in Asia Pacific.

Gross profit was $188 million reflecting a gross profit margin of 14.6%. In NSMC the expected seasonal drop off in activity, lower vessel utilisation with some vessels idle and lower overall margins impacted gross profit. AFGoM experienced some delays in conventional project progression due to localised disruption in Warri, Nigeria and a corresponding reduction in margins on revenue recognised in the period. APME had a significantly lower level of offshore activity compared to the same time last year, which impacted gross profit. Brazil experienced a good level of revenue but dry-docking and delays on projects impacted gross profit.

Administrative expenses were $111 million reflecting the increased size of the enlarged Group following the combination and expenses of $11 million relating to integration and restructuring. In addition, tendering costs during the period increased due to the high volumes of new opportunities.

The Group’s share of results of associates and joint ventures was $17 million reflecting good contributions from SapuraAcergy and NKT Flexibles and a good, albeit lower, contribution from Seaway Heavy Lifting due to lower operational activity in the quarter.

The Adjusted EBITDA margin from continuing operations for the period was 14.7%.

During the period, other gains and losses resulted in a net loss of $17 million, mainly due to the weakened US dollar compared to the Euro, Norwegian krone and British pound, resulting in foreign exchange losses.

Finance costs were $13 million, primarily reflecting interest expense from the inclusion of the Subsea 7 Inc. convertible loan notes, fees associated with the $1 billion facility held by the Group and interest on the Seven Havila facility following delivery of the vessel during the quarter.

Net income before taxes from operations for the period was $70 million.

Taxation for the period was $25 million reflecting an effective tax rate of 35%. The effective tax rate has increased year-on-year and reflects the current geographical portfolio mix and additional depreciation charges arising from the fair value adjustments on tangible and intangible assets.

Net income from operations for the period was $45 million.

Net assets were $5.5 billion at March 31, 2011. The increase is largely as a result of the combination with Subsea 7 Inc., which included $1.7 billion of net assets, recognised at provisional fair value, and $2.4 billion of provisional goodwill arising as a result of the combination.

Cash and cash equivalents position at the quarter end was $890 million. The increase primarily reflects increased cash balances resulting from the combination and good cash generation from operating activities offset by planned capital expenditure.

As at March 31, 2011, Subsea 7 S.A. held indirectly 11,145,523 treasury shares representing 3.17% of the total number of issued shares. In addition, 583,000 shares were held in an employee benefit trust to support the 2009 Long-Term Incentive Plan and a further 1,775,255 shares were held in a separate employee benefit trust to support the restricted stock award plan. Total shares in issue, including treasury shares, were 351,793,731.

SUBSEA 7 S.A.

Operating Review

First Quarter 2011

North Sea, Mediterranean and Canada (NSMC) – Revenue for the first quarter was $308 million. There was additional activity from the combination with Subsea 7 Inc. and good operational progress on a number of projects including Andrew, Bacchus Pipeline, Deep Panuke, Jasmine, Laggan Tormore and Taurt & Ha’py. Life-of-Field operations continued under the Shell, DSVi, Statoil, ConocoPhillips, Total and BP frame agreements. Net operating loss was $8 million primarily due to lower vessel utilisation, low margin on some projects awarded in 2010 and high tendering expenses.

Africa and Gulf of Mexico (AFGoM) – Revenue for the first quarter was $725 million reflecting additional activity from the combination with Subsea 7 Inc. and good progress on a number of projects, including PazFlor, EGP3B, Oso Re, Block 18 Gas Export Line, Block 31 and Angola LNG and a good contribution from Sonamet. Net operating income was $118 million reflecting good performance across the project portfolio, including PazFlor, Block 31, EGP3B, Angola LNG and Sonamet, albeit a lower contribution than Q1 2010. The recent elections in Nigeria and local disruptions led to delays to scheduled mobilisation on certain conventional projects, resulting in slower than anticipated project progression. There were no major project completions or close-outs during this period.

Asia Pacific and Middle East (APME) – Revenue for the first quarter was $64 million reflecting offshore activity on the Kitan and Woodside Projects and the completion of the Maersk Qatar Project. Net operating income was $2 million due to the low level of offshore activity, with low utilisation of Rockwater 2, partially offset by a good contribution from the SapuraAcergy joint venture. Net operating income in Q1 2010 benefited from high levels of offshore activity and project completions.

Brazil (BRAZIL) – Revenue for the first quarter was $191 million reflecting the seven vessels on long-term service agreements to Petrobras, which achieved full utilisation during the period, excluding a planned dry-dock. The period also saw good progress on the Roncador Manifold and P-56 Projects, which completed operations. Net operating income was $4 million. The pipe-coating issues in respect of Petrobras’ P-55 project have been addressed and operations at the Ubu spoolbase are expected to resume in the second quarter.

Corporate (CORP) – Revenue for the first quarter was $4 million. Net operating loss was $22 million reflecting administrative expenses offset by a positive contribution from the joint ventures; NKT Flexibles and Seaway Heavy Lifting. Integration costs for the period are reflected in administrative expenses, mainly within this segment. The additional depreciation and amortisation, arising following the fair valuation of the assets and liabilities acquired in the combination with Subsea 7 Inc., is also shown in this segment.

Discontinued Operations:

Following completion of the Mexilhao Trunkline Project in Q4 2010 there has been no further activity.

SUBSEA 7 S.A.

Asset Development and Activities

The Sonamet investment remained fully consolidated in the period to March 31, 2011 although it continues to be classified as ‘Assets held for sale’. After the completion of the sale and transfer of shares the business will be deconsolidated from the Group’s financial statements and its future results will be reported as ‘Share of results of associates and joint ventures’.

During the first quarter, Seven Havila, the newbuild diving support vessel joined the fleet, and following the completion of sea trials and commissioning of the dive system, is expected to commence work in the North Sea in Summer 2011. The Seaway Heavy Lifting joint venture took delivery of the new build DP3 crane vessel, Oleg Strashnov, which commenced work, post quarter end, on the Sheringham Shoal Windfarm Project. Work continued on Seven Borealis, which remains on track for final completion and operational delivery in the first half of 2012.

Vessel utilisation was 65%. A significant increase in total vessel days worked arising primarily from the combination with Subsea 7 Inc. and new additions to the fleet was offset by approximately 380 days of planned dry-dock activity in the period. Seven Navica and Kommander Subsea were laid up during the period.

Financing Activities

On January 11, 2011, the Group issued a change of control notice relating to the 2011 convertible loan notes issued by Subsea 7 Inc. As a result of this change of control, noteholders could exercise their conversion rights as provided in the note conditions or could exercise their right to require redemption of their notes. On March 17, 2011 the Group announced that at the expiry of the change of control notice period, redemption notices for $300,000 par value of the outstanding notes were received and these notes were repaid at par, plus accrued interest on March 29, 2011. Following this redemption $228.7 million par value of notes remained outstanding.

On February 16, 2011 a NOK920 million loan agreement with Eksportfinans ASA was executed. This facility utilised the guarantee element of the NOK977.5 million facility and has been used to part finance Seven Havila, which was delivered on February 23, 2011.

On February 21, 2011 Subsea 7 Inc. cancelled the outstanding commitments under the revolving credit facilities with DnB NOR Bank ASA ($150 million), HSBC Bank plc ($50 million) and Bank of Scotland plc ($50 million).

Corporate Changes

On March 7, 2011 the Group delisted from NASDAQ and trading of Subsea 7 S.A.’s American Depositary Receipts commenced on the OTC market. The Group intends to deregister and terminate its reporting obligations under the Securities and Exchange Act of 1934, as amended, as soon as it is eligible to do so.

Backlog

Backlog was $6,668 million as at March 31, 2011, of which approximately $3.2 billion is expected to be executed in the remainder of 2011.

As at November 30, 2010 and December 31, 2010 backlog was $3,552 million (Acergy S.A.) and $2,800 million (Subsea 7 Inc.) respectively.

Reported backlog does not include backlog related to non-consolidated associates and joint ventures.

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED INCOME STATEMENT

(In $ millions, except per share data)

	Period Ended Mar.31.11 Unaudited	Three Months Ended Feb.28.10 Unaudited Restated
Revenue from continuing operations	1,291.7	575.8
Operating expenses	(1,103.4)	(440.7)

Gross profit	188.3	135.1
Administrative expenses	(110.9)	(52.0)
Share of results of associates and joint ventures	16.9	17.7

Net operating income from continuing operations	94.3	100.8
Investment income from bank deposits	5.5	2.4
Other gains/(losses)	(17.3)	(19.6)
Finance costs	(12.5)	(7.6)

Net income before taxes from continuing operations	70.0	76.0
Taxation	(24.8)	(23.4)

Net income from continuing operations	45.2	52.6
Net income from discontinued operations	—	5.0

Net income	45.2	57.6

Net income attributable to:
Equity holders of the parent	40.0	47.5
Non-controlling interests	5.2	10.1

Net income	45.2	57.6

Per share data:
Earnings per share ($)
Basic
Continuing operations	$0.14	$0.23
Discontinued operations	—	$0.03

Net earnings	$0.14	$0.26

Diluted
Continuing operations	$0.14	$0.23
Discontinued operations	—	$0.03

Net earnings	$0.14	$0.26

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In $ millions)

	Period Ended Mar.31.11 Unaudited	Three Months Ended Feb.28.10 Unaudited
Net income	45.2	57.6

Foreign currency translation	72.2	(44.1)
Cash flow hedges:
Gains/(losses) on cash flow hedges	45.5	(22.7)
Transferred to income statement on cash flow hedges	(1.9)	1.6
Transferred to the initial carrying amount of hedged items on cash flow hedges	0.2	—
Share of other comprehensive income of associates and joint ventures	8.8	1.6
Actuarial losses on defined benefit pension schemes	(0.7)	—
Tax relating to components of other comprehensive income	0.6	(10.6)

Other comprehensive income/(loss) – net of tax	124.7	(74.2)

Total comprehensive income/(loss)	169.9	(16.6)

Total comprehensive income/(loss) attributable to:
Equity holders of the parent	163.5	(25.1)
Non-controlling interests	6.4	8.5

Total comprehensive income/(loss)	169.9	(16.6)

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED BALANCE SHEET

(In $ millions)

	As at Mar.31.11 Unaudited	As at Nov.30.10 Audited	As at Feb.28.10 Unaudited
ASSETS
Non-current assets
Goodwill	2,397.9	—	—
Intangible assets	49.5	6.1	10.8
Property, plant and equipment	3,298.0	1,278.8	940.5
Interest in associates and joint ventures	256.1	215.1	193.2
Advances, receivables and other non-current assets	80.7	63.4	64.5
Deferred tax assets	33.1	22.8	19.3

Total non-current assets	6,115.3	1,586.2	1,228.3
Current assets
Inventories	62.0	24.1	22.7
Trade and other receivables	564.1	382.0	281.4
Other current assets	79.5	15.1	20.7
Assets held for sale	309.1	255.5	267.6
Other accrued income and prepaid expenses	662.7	242.3	267.0
Cash and cash equivalents	890.1	484.3	667.1

Total current assets	2,567.5	1,403.3	1,526.5

Total assets	8,682.8	2,989.5	2,754.8

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	703.6	389.9	389.9
Own shares	(270.3)	(209.2)	(220.4)
Paid in surplus	4,176.3	508.8	504.9
Equity reserves	300.2	110.7	110.7
Translation reserves	(8.6)	(80.2)	(65.1)
Other reserves	(38.4)	(90.3)	(79.6)
Retained earnings	604.6	572.8	404.3

Equity attributable to equity holders of the parent	5,467.4	1,202.5	1,044.7
Non-controlling interests	36.4	56.8	39.7

Total equity	5,503.8	1,259.3	1,084.4

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	884.0	435.3	420.4
Retirement benefit obligation	32.1	28.8	24.2
Deferred tax liabilities	121.7	44.1	49.9
Other non-current liabilities	95.3	31.5	27.2

Total non-current liabilities	1,133.1	539.7	521.7
Current liabilities
Current portion of borrowings	245.0	—	4.9
Trade and other liabilities	1,099.5	673.3	587.7
Current tax liabilities	151.7	109.9	88.4
Liabilities directly associated with assets classified as held for sale	195.6	134.5	174.1
Other current liabilities	43.6	55.0	61.2
Deferred revenue	310.5	217.8	232.4

Total current liabilities	2,045.9	1,190.5	1,148.7

Total liabilities	3,179.0	1,730.2	1,670.4

Total equity and liabilities	8,682.8	2,989.5	2,754.8

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In $ millions)

Unaudited	Issued share capital	Own Shares	Paid in surplus	Equity reserves	Translation reserves	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
Balance at November 30, 2010	389.9	(209.2)	508.8	110.7	(80.2)	(90.3)	572.8	1,202.5	56.8	1,259.3

Comprehensive income
Net income	—	—	—	—	—	—	40.0	40.0	5.2	45.2
Foreign currency translation	—	—	—	—	71.0	—	—	71.0	1.2	72.2
Gains on cash flow hedges	—	—	—	—	—	43.8	—	43.8	—	43.8
Share of other comprehensive income of associates and joint ventures	—	—	—	—	—	8.8	—	8.8	—	8.8
Actuarial losses on defined benefit pension schemes	—	—	—	—	—	(0.7)	—	(0.7)	—	(0.7)
Tax relating to components of other comprehensive income	—	—	—	—	0.6	—	—	0.6	—	0.6

Total comprehensive income	—	—	—	—	71.6	51.9	40.0	163.5	6.4	169.9

Transactions with owners
Issue of shares	313.7	—	3,637.1	—	—	—	—	3,950.8	—	3,950.8
Share based compensation	—	—	30.4	—	—	—	—	30.4	—	30.4
Convertible loan note purchase	—	—	—	189.5	—	—	—	189.5	—	189.5
Shares reissued	—	12.3	—	—	—	—	—	12.3	—	12.3
Shares repurchased	—	(73.4)	—	—	—	—	—	(73.4)	—	(73.4)
Dividends declared	—	—	—	—	—	—	—	—	(26.8)	(26.8)
Loss on reissuance of own shares	—	—	—	—	—	—	(8.2)	(8.2)	—	(8.2)

Total transactions with owners	313.7	(61.1)	3,667.5	189.5	—	—	(8.2)	4,101.4	(26.8)	4,074.6

Balance at March 31, 2011	703.6	(270.3)	4,176.3	300.2	(8.6)	(38.4)	604.6	5,467.4	36.4	5,503.8

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

(In $ millions)

Unaudited	Issued share capital	Own Shares	Paid in surplus	Equity reserves	Translation reserves	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Balance at November 30, 2009	389.9	(222.6)	503.9	110.7	(12.0)	(60.1)	358.2	1,068.0	31.2	1,099.2

Comprehensive (loss)/income
Net income	—	—	—	—	—	—	47.5	47.5	10.1	57.6
Foreign currency translation	—	—	—	—	(42.5)	—	—	(42.5)	(1.6)	(44.1)
Loss on cash flow hedges	—	—	—	—	—	(21.1)	—	(21.1)	—	(21.1)
Share of other comprehensive loss of associates and joint ventures	—	—	—	—	—	1.6	—	1.6	—	1.6
Tax relating to components of other comprehensive income	—	—	—	—	(10.6)	—	—	(10.6)	—	(10.6)

Total comprehensive (loss)/income	—	—	—	—	(53.1)	(19.5)	47.5	(25.1)	8.5	(16.6)

Transactions with owners
Share based compensation	—	—	0.5	—	—	—	—	0.5	—	0.5
Tax effects	—	—	0.5	—	—	—	—	0.5	—	0.5
Shares reissued	—	2.2	—	—	—	—	—	2.2	—	2.2
Loss on reissuance of own shares	—	—	—	—	—	—	(1.4)	(1.4)	—	(1.4)

Total transactions with owners	—	2.2	1.0	—	—	—	(1.4)	1.8	—	1.8

Balance at February 28, 2010	389.9	(220.4)	504.9	110.7	(65.1)	(79.6)	404.3	1,044.7	39.7	1,084.4

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(In $ millions)

	Period Ended Mar.31.11 Unaudited	Three Months Ended Feb.28.10 Unaudited Restated
Net cash generated from/(used in) operating activities	106.6	(65.9)

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	—	0.8
Purchase of property, plant and equipment	(339.6)	(151.8)
Proceeds from sale of assets held for sale	0.1	—
Purchases of intangible assets	(0.9)	(4.0)
Interest received	5.5	2.4
Cash from acquisition	459.0	—
Dividends from associates and joint ventures	0.9	—

Net cash generated from/(used in) investing activities	125.0	(152.6)

Cash flows from financing activities:
Interest paid	(0.3)	—
Proceeds from borrowings, net of issuance costs	187.7	3.8
Repayment of borrowings	(0.8)	—
Proceeds from issuance of ordinary shares	4.2	0.8
Increase in bank overdrafts	—	4.9

Net cash generated from financing activities	190.8	9.5

Net increase / (decrease) in cash and cash equivalents	422.4	(209.0)

Cash and cash equivalents at beginning of the period	484.3	907.6
Effect of exchange rates on cash and cash equivalents	25.4	(47.9)
Closing cash balances classified as assets held for sale	(105.7)	(87.2)
Opening cash balances classified as assets held for sale	63.7	103.6

Cash and cash equivalents at end of the period	890.1	667.1

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation

The Condensed Consolidated Financial Statements for the period from December 1, 2010 to March 31, 2011 for Subsea 7 S.A. have been prepared on the historical cost basis except for the revaluation of certain financial instruments.

2.	Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting polices which are described in the Annual Financial Statements for the year ended November 30, 2010, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other assumptions that management believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

Management makes accounting judgements on the following aspects of the business as described in full in the Consolidated Financial Statements for the year ended November 30, 2010:

•	Revenue recognition on long-term contracts

•	Revenue recognition on variation orders and claims

•	Property, plant and equipment

•	Impairment of investments in and advances to associates and joint ventures

•	Recognition of provisions and disclosure of contingent liabilities

•	Taxation

•	Fair value of derivatives and other financial instruments

•	Share based payments

•	Defined benefit pension scheme valuations

In addition, management have made judgements and estimates relating to the fair value of acquired assets, assumed liabilities, contingent liabilities and adopted share based payments following the acquisition of Subsea 7 Inc. (note 9). On an ongoing basis, management are required to assess the carrying value of goodwill for impairment.

3.	Accounting policies

The accounting policies adopted in the preparation of the Condensed Consolidated Financial Statements are consistent with the Consolidated Financial Statements for the year ended November 30, 2010, other than the changes in presentation detailed below.

From December 1, 2010 the Group has presented administrative expenses net of costs recharged to projects. Previously, administrative costs were presented prior to this recharge. This presentational change reflects more accurately how Management reviews projects on an ongoing basis. As a result, the Income Statement for the three months ended February 28, 2010 has been restated with an increase to operating expenses of $11.9 million and a corresponding reduction in gross profit and administrative expenses.

From December 1, 2010 the Group has presented interest received as a cash flow from investing activities (previously presented as cash generated from operating activities) and foreign exchange movements on cash balances within the line ‘Effects of exchange rates on cash and cash equivalents’ (previously included within cash generated from operating activities). As a result cash used in operating activities has reduced by $25.2 million, cash flows from investing activities increased by $2.4 million and effects of exchange rates on cash and cash equivalents has reduced by $27.6 million. This reclassification reflects more accurately the use of cash by the Group.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	Accounting policies (continued)

Neither of these changes in presentation have an impact on earnings per share or Adjusted EBITDA.

In addition, the following new standards, amendments to standards and interpretations have been adopted from December 1, 2010:

•	Amendment to IAS 24 ‘Related party disclosures’

•	Amendment to IAS 32 ‘Financial Instruments: Presentation’ – classification of rights issues

•	Amendments to IFRS 2 ‘Share-based Payment: Group Cash-settled Share-based Payment Transactions’

•	Improvements to IFRSs (2010)

•	Amendment to IFRIC 14 – ‘Prepayments of a Minimum Funding Requirement’

•	IFRIC 19 – ‘Extinguishing Financial Liabilities With Equity Instruments’

The adoption of the above standards, amendments to standards and interpretations had no impact on the reported net income or net assets of the Group in the period.

4.	Segmental Information

From December 1, 2010, the Group has changed its reporting segments. For management and reporting purposes, the Group is organised into four territories, which are representative of its principal activities. In addition, the corporate segment (Corporate), includes all activities that serve more than one territory. These include the activities of the SHL and NKT joint ventures. Also included are: management of offshore personnel; captive insurance activities; and management and corporate services provided for the benefit of the whole Group. All assets are allocated to a specific territory; including vessels which have global mobility which were previously attributed to the ‘Acergy Corporate’ segment.

Below is a summary of the reporting segments for fiscal year 2011:

•	North Sea, Mediterranean & Canada (NSMC)

•	Africa & Gulf of Mexico (AFGoM)

•	Brazil (BRAZIL)

•	Asia Pacific & Middle East (APME); including SapuraAcergy

•	Corporate (CORP); including NKT Flexibles and SHL

The previous regions of ‘Acergy AFMED’ and ‘Acergy NAMEX’ have been combined for the three months ended February 28, 2010 to show an appropriate comparative to the new reporting segment ‘AFGoM’. No restatement has been made to the comparative segmental information to reallocate the asset results previously reported within the ‘Acergy Corporate’ segment.

Period ended Mar.31.11 Unaudited (In $ millions)	NSMC	AFGoM	APME	BRAZIL	CORP	Total – Continuing operations
Revenue	307.8	725.1	63.9	190.6	4.3	1,291.7
Net operating (loss)/income	(7.5)	118.0	1.8	3.8	(21.8)	94.3
Investment income						5.5
Other losses						(17.3)
Finance costs						(12.5)

Net income before taxation from continuing operations						70.0

Three months ended Feb.28.10 Unaudited (In $ millions)	Acergy NEC	Acergy AFMED & Acergy NAMEX	Acergy AME	Acergy SAM	Acergy Corporate	Total – Continuing operations
Revenue	90.6	342.2	87.4	54.9	0.7	575.8
Net operating (loss)/income	(1.4)	87.3	20.7	5.1	(10.9)	100.8
Investment income						2.4
Other losses						(19.6)
Finance costs						(7.6)

Net income before taxation from continuing operations						76.0

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	Earnings per share

(In $ millions, except share and per share data)	Period Ended Mar.31.11 Unaudited	Three Months Ended Feb.28.10 Unaudited
Net income attributable to equity holders	40.0	47.5
Income from discontinued operations	—	(5.0)

Net Income from continuing operations	40.0	42.5
Interest expense on dilutive convertible notes	1.0	—

Adjusted net income from continuing operations including convertible note	41.0	42.5

Weighted-average number of common shares:
Basic number of shares [1]	289,689,996	183,273,855

Dilutive effect of:
Share options and restricted stock units	1,947,207	1,142,201
Convertible notes	9,263,574	—

Total diluted number of shares	300,900,777	184,416,056

BASIC
Continuing operations	$0.14	$0.23
Discontinued operations	—	$0.03

Net Earnings	$0.14	$0.26

DILUTED
Continuing operations	$0.14	$0.23
Discontinued operations	—	$0.03

Net Earnings	$0.14	$0.26

[1]

Basic share count is calculated as follows: weighted average shares outstanding December 1, 2010 to January 7, 2011 (pre-combination) was: 183.9 million. Weighted average shares outstanding January 8, 2011 to March 31, 2011 (post-combination) was: 338.1 million.

For the period ended March 31, 2011, the $500 million (2.25%) convertible loan notes due October 2013 and $275 million (3.5%) convertible loan notes due October 2014 (both of which could potentially dilute basic earnings in the future) were not included in the calculation above because they were anti-dilutive.

For the three months ended February 28, 2010, the $500 million (2.25%) convertible loan notes due October 2013 (which could potentially dilute basic earnings in the future) were not included in the calculation above because they were anti-dilutive.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.	Adjusted EBITDA and Adjusted EBITDA margin

The Group calculates adjusted earnings before interest, income taxation, depreciation and amortisation (‘Adjusted EBITDA’) from continuing operations as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Adjusted EBITDA for discontinued operations is calculated as per the methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.

Adjusted EBITDA is a non-IFRS measure that represents EBITDA before additional specific items that are considered to hinder comparison of the Group’s performance either year-on-year or with other businesses. The additional specific items excluded from Adjusted EBITDA are other gains and losses and impairment of property, plant and equipment and intangibles. These items are excluded from Adjusted EBITDA because they are individually or collectively material items that are not considered representative of the performance of the businesses during the periods presented. Other gains and losses principally relate to disposals of property, plant and equipment and net foreign exchange gains or losses. Impairments of property, plant and equipment represent the excess of the assets’ carrying amount over the amount that is expected to be recovered from their use in the future.

The Adjusted EBITDA measures and Adjusted EBITDA margins have not been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board as adopted for use in the European Union. These measures exclude items that can have a significant effect on the Group’s profit or loss and therefore should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS) as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) as a measure of the Group’s liquidity.

Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of the operational strength and the performance of the business. These non-IFRS measures provide management with a meaningful comparison amongst its various regions, as they eliminate the effects of financing and depreciation. Management believes that the presentation of Adjusted EBITDA from continuing operations is also useful as it is similar to measures used by companies within Subsea 7’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Subsea 7’s industry. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare performance to its competitors and is widely used by shareholders and analysts following the Group’s performance. Notwithstanding the foregoing, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.	Adjusted EBITDA and Adjusted EBITDA margin (Continued)

Reconciliation to net operating income:

	Period Ended			Three Months Ended
(In $ millions, except percentages)	Mar.31.11 Continuing	Mar.31.11 Discontinued	Mar.31.11 Total Operations	Feb.28.10 Continuing	Feb.28.10 Discontinued	Feb.28.10 Total Operations
Net operating income	94.3	—	94.3	100.8	6.7	107.5
Depreciation and amortisation	91.2	—	91.2	30.6	—	30.6
Impairments	4.0	—	4.0	3.8	—	3.8

Adjusted EBITDA	189.5	—	189.5	135.2	6.7	141.9
Revenue	1,291.7	—	1,291.7	575.8	35.4	611.2

Adjusted EBITDA %	14.7%	—	14.7%	23.5%	18.9%	23.2%

Reconciliation to net income:

	Period Ended			Three Months Ended
(In $ millions, except percentages)	Mar.31.11 Continuing	Mar.31.11 Discontinued	Mar.31.11 Total Operations	Feb.28.10 Continuing	Feb.28.10 Discontinued	Feb.28.10 Total Operations
Net income	45.2	—	45.2	52.6	5.0	57.6
Depreciation and amortisation	91.2	—	91.2	30.6	—	30.6
Impairments	4.0	—	4.0	3.8	—	3.8
Investment income	(5.5)	—	(5.5)	(2.4)	—	(2.4)
Other (gains)/losses	17.3	—	17.3	19.6	—	19.6
Finance costs	12.5	—	12.5	7.6	—	7.6
Taxation	24.8	—	24.8	23.4	1.7	25.1

Adjusted EBITDA	189.5	—	189.5	135.2	6.7	141.9
Revenue	1,291.7	—	1,291.7	575.8	35.4	611.2

Adjusted EBITDA %	14.7%	—	14.7%	23.5%	18.9%	23.2%

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.	Cash flow from operating activities

(In $ millions)	Period Ended Mar.31.11 Unaudited	Three Months Ended Feb.28.10 Unaudited
Cash flows from operating activities:
Net income	45.2	57.6
Adjustments for:
Depreciation of property, plant and equipment	85.4	29.4
Impairment charges	4.0	3.8
Amortisation of intangible assets	4.7	0.6
Share in net income of associates and joint ventures	(16.9)	(17.7)
Amortisation of mobilisation costs	1.1	0.6
Share based payments and retirement obligations	11.4	1.0
Interest expense	12.5	7.6
Interest income	(5.5)	(2.4)
Fair value gain on derivatives	(2.3)	(5.4)
Inventories written-off	0.2	—
Taxation	24.8	25.1
Losses/(gains) on disposal of property, plant and equipment	0.2	(0.7)
Foreign exchange loss/(gain)	9.4	(11.4)

	174.2	88.1

Changes in operating assets and liabilities, net of acquisitions:
Increase in inventories	(1.0)	(1.7)
Increase in trade and other receivables	(12.5)	(89.0)
Increase in accrued salaries and benefits	16.3	2.9
Decrease in trade and other liabilities	(44.9)	(11.5)
Net realised mark-to-market hedging transactions	43.8	(21.2)

	1.7	(120.5)

Taxation paid	(69.3)	(33.5)

Net cash generated from /(used in) operating activities	106.6	(65.9)

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.	Contingent liabilities

Between 2009 and 2011, the Group’s Brazilian businesses were audited and formally assessed for ICMS tax (import duty) by the Brazilian tax authorities (Secretaria Fazenda Estado Rio de Janeiro). The amount assessed including penalties and interest, for the Group, amounted to BRL 432 million ($262 million) as at March 31, 2011. The Group has challenged this assessment and will revert to the courts if necessary. With the exception of $9.3m provision required as part of the calculation of the contingent liabilities for the purchase price allocation mentioned below, no provision has been made for any payment as the Group does not believe that likelihood of payment is probable.

As part of accounting for the business combination with Subsea 7 Inc., International Financial Reporting Standard 3 – Business Combinations (IFRS 3) requires the Group to recognise, as of the acquisition date, the fair value of contingent liabilities assumed if there is a present obligation that arises from past events, even where payment is not probable. The provisional fair value allocated to such contingent liabilities is $29.6 million calculated using a weighted average of possible outcomes. Despite the requirements of IFRS 3, the Group continues to believe that payment is not probable.

In the course of business, the Group becomes involved in contract disputes from time-to-time due to the nature of activities as a contracting business involved in several long-term projects at any given time. The Group makes provisions to cover the expected risk of loss to the extent that negative outcomes are probable and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability anticipated.

Furthermore, the Group is involved in legal proceedings from time to time incidental to the ordinary conduct of our business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require the Group to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against the Group in addition to the one specifically referred to above. Although the final resolution of any such other matters could have a material effect on operating results for a particular reporting period, the Group believes that they should not materially affect its consolidated financial position.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.	Business Combination

The acquisition by Subsea 7 S.A. (formerly Acergy S.A.) of Subsea 7 Inc. was completed on January 7, 2011 after closing of the Oslo Børs. Subsea 7 S.A. issued 156,839,759 new shares to the Subsea 7 Inc. shareholders in consideration for all of the issued Subsea 7 Inc. shares, at which point, the shares of Subsea 7 Inc. were delisted. The fair value of each newly issued share was $25.19, resulting in an aggregate market value of shares issued of $3.95 billion.

The process of fair valuing the assets and liabilities of Subsea 7 Inc. has progressed during the quarter. This process is not complete and all disclosures made in this report are provisional.

The provisional fair value of the identifiable assets and liabilities of Subsea 7 Inc. as at the date of acquisition were:

(In $ millions)	Provisional fair value recognised on acquisition
Assets
Intangible assets	43.0
Property, plant and equipment	1,789.5
Other current assets	627.2
Cash and cash equivalents	458.9
Inventory	35.2
Deferred tax assets	10.7
Tax receivables	28.0
Interests in associates and joint ventures	7.7
Derivative financial instruments	1.3

3,001.5

Liabilities
Convertible notes – liability component	509.6
Other current liabilities	567.8
Deferred tax liabilities	86.7
Current tax liabilities	93.7
Contingent liabilities	29.6
Provisions	16.5
Derivative financial instruments	2.4

1,306.3

Total identifiable net assets at provisional fair value	1,695.2

Provisional goodwill arising on acquisition	2,397.9

4,093.1

Consideration is comprised of:
Shares issued at market value	3,950.8
Add: pre-combination portion of the provisional fair value of share based payments replaced by Subsea 7 S.A. on combination	26.2
Add: convertible notes – equity component	189.5
Less: market value of treasury shares acquired	(73.4)

4,093.1

– End –